                                 GRIFOLS, S.A.

                                 Avinguda de la Generalitat, 152-158

                                 Parc Empresarial Can Sant Joan

                                 Sant Cugat del Vallés 08174

                                 Barcelona, Spain

                                 Tel.: +34 93 571 07 67

                                 www.grifols.es

                                 June 11, 2012

VIA ELECTRONIC TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Grifols SA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-35193

Dear Mr. Rosenberg:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-35193) (the “2011 Annual Report”) of Grifols, S.A. (the “Company”), in your letter dated May 25, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth in this letter in bold italics, followed by our responses.

Item 4. Information on the Company

E. Regulatory Matters

Pharmaceutical Pricing and Reimbursement, page 58

1.

Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in Item 5. Operating and Financial Review and Prospects in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D “donut hole” in 2011. Also, include in your proposed revised disclosure

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

the amount of the branded prescription drug fee you recorded in your income statement in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

In response to the Staff’s comment No. 1, we will include disclosure stating the amount of the reduction to our gross revenues for Medicaid and Medicare rebates in our future Annual Reports on Form 20-F for each of the periods presented therein. We propose to include disclosure substantially similar to the following:

Our gross revenues were reduced by €9.9 million and €5.7 million in each of the fiscal years 2011 and 2010, respectively, due to Medicaid and Medicare rebates, including the Medicare Part D “donut hole.”

Also in response to the Staff’s comment No. 1, we will include revised disclosures regarding our recorded branded prescription drug fee in our future Annual Reports on Form 20-F. We propose to include disclosure substantially similar to the following:

As part of our operating expenses, we recorded a charge in the amount of €0.8 million for the branded prescription drug fee in fiscal year 2011. The branded prescription drug fee is not tax deductible.

In addition, we advise the Staff that we do not believe that the expected effects of health care reform legislation in fiscal year 2012 and beyond will be materially different than the trends demonstrated in fiscal year 2011. However, if in the future health care reforms result in a material change to our revenue reductions as compared with a prior year, we will quantify this impact in the relevant future Annual Report on Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Factors Affecting Our Financial Condition and Results of Operations

Past-due Receivables, page 61

2.	Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales by country in Greece, Italy, Spain and Portugal and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

In response to the Staff’s comment No. 2, we will include additional disclosure regarding our trade receivables in our future Annual Reports on Form 20-F. We propose to include disclosure substantially similar to the following:

The following table presents the break down of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2011:

	Due from the government or funded by government			Due from other third parties
	Balance (1)	Past Due Balance	Provision for bad debt (2)	Balance (3)	Past Due Balance	Provision for bad debt (4)	Net Debt (1+2+3+4)
	(in thousands of euros)
Greece	383	80	0	1,673	0	0	2,056
Italy	10,750	4,947	0	17,156	6,715	(1,444)	26,462
Spain	118,361	89,394	0	12,199	6,352	(799)	129,761
Portugal	23,884	17,351	0	2,852	1,321	(875)	25,861

Total	153,378	111,772	0	33,880	14,388	(3,118)	184,140

In addition, we advise the Staff that it is typical for us to experience extended days sales outstanding for balances due from Greece, Italy, Spain and Portugal. In particular, in Spain and Italy it is common practice for government or local authority-backed entities to pay their balances well after the 30- to 60-day payment period normally applied, with payments frequently occurring after one year. However, we have historically been able to collect all trade receivables due from the government or funded by the government in each of those countries. We also note that our trade receivables aging decreased from 83 days, in each of 2010 and 2009, to 65 days for 2011 primarily due to our acquisition of Talecris Biotherapeutics Holdings Corp. (“Talecris”) in June 2011 and their lower days sales outstanding ratio. In addition, we are not aware of any defaults by such customers in connection with purchases from our competitors.

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid. Although we have typically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries. However, since we continue to collect receivables from those countries in payment patterns similar to those previously experienced and, currently, have no reason to believe that these amounts will not ultimately be collected, no provision has been made for these amounts.

Critical Accounting Policies

(f) Revenue Recognition, page 66

3.	Please provide us proposed disclosure to be included in future periodic reports to include a roll forward of each item that reduces your gross revenue, such as

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

but not limited to discounts and rebates, for the periods presented showing the following:

•	Beginning balance,

•	Current estimate related to sales made in current period,

•	Current estimate related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

In response to the Staff’s comment No. 3, we will include disclosure in our future Annual Reports on Form 20-F that provides more detailed information regarding reductions in gross revenue in substantially the form of the table set forth below.

The following table indicates those items which have reduced our gross revenue for each of the periods presented:

	Chargebacks	Cash discount	Volume rebates	Medicare/ Medicaid	Other rebates	Totals
	(in thousands of euros)
Balance at December 31, 2009	0	665	1,145	2,419	0	4,229
Current estimate related to sales made in current period	23,557	7,629	12,580	5,656	8,740	58,162
(Actual returns or credits in current period related to sales made in current period)	(23,557)	(7,144)	(9,700)	(3,964)	(7,907)	(52,272)
(Actual returns or credits in current period related to sales made in prior periods)	0	0	(796)	(1,154)	0	(1,950)
Balance at December 31, 2010	0	1,150	3,229	2,957	833	8,169
Balance from companies acquired in 2011	2,466	1,199	7,506	6,352	0	17,523
Current estimate related to sales made in current period	38,248	16,135	25,079	9,945	16,151	105,558
(Actual returns or credits in current period related to sales made in current period)	(35,145)	(16,698)	(16,561)	(5,336)	(15,472)	(89,212)
(Actual returns or credits in current period related to sales made in prior periods)	(2,032)	0	(10,822)	(5,210)	(833)	(18,897)
Balance at December 31, 2011	3,537	1,786	8,431	8,708	679	23,141

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

C. Research and Development, Patents and Licenses, etc., page 81

4.	You state on page 44 that research and development is a significant aspect of your business. On page 45 you disclose that you have a substantial Bioscience division research and development portfolio and you also discuss research and development projects in your other divisions. On page 82 you name key research and development projects that are underway. Please provide us with the following information:

•	For your key research and development projects, please tell us the following:

o	The nature, objective, and current status of the project;

o	The costs incurred during each period presented and to date;

o	The nature of efforts and steps necessary to complete the project;

o	The risks and uncertainties associated with completing development;

o	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and

o	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

In response to the Staff’s comment No. 4, we will include the additional information set forth below regarding our research and development pipeline in our future Annual Reports on Form 20-F.

The following table and paragraph summaries provide an overview of the key research and development (“R&D”) projects currently in development within our Bioscience division.

Key Projects

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Plasmin	Thrombolytic	Plasma- derived	Acute Peripheral Arterial Occlusion	Phase II (Entered in June 2010)
		Plasma- derived	Cardiac surgery	Phase II (Entered in June 2009)
Antithrombin	Intensive Care	Plasma- derived	Severe burns	Discovery
Fibrin glue	Surgical bleeding	Plasma- derived	Vascular, organ and soft-tissue surgery	Phase III (Entered in October 2008)
Albumin and IVIG	Alzheimer	Plasma- derived	Alzheimer’s disease	Phase III (Entered in April 2012)

The content of our development portfolio will change over time as new plasma products progress from pre-clinical to development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation, to be terminated or delayed as they progress through development.

•

Plasmin. Prior to our acquisition of Talecris, they conducted several Phase I clinical trials in the U.S., the E.U. and other countries and initiated Phase II clinical trials to evaluate the safety and efficacy of the use of Plasmin in the treatment of acute peripheral arterial occlusion (“aPAO”), a condition in which arterial blood flow to extremities, usually the legs, becomes blocked by a clot. Talecris completed Phase I clinical trials in the second quarter of 2010 and initiated a Phase II clinical trial in several countries outside of the U.S. in the fourth quarter of 2010. In Phase I and preclinical trials, Plasmin appeared able to rapidly dissolve blood clots without an elevated risk of bleeding. We are continuing the Phase II clinical trials initiated by Talecris and expect to begin a Phase III clinical trial in 2014. We filed a regulatory CE (European Conformity) mark application in early April 2012 and expect to obtain approval in the late second quarter of 2012. We have an orphan drug designation in the U.S. for the use of Plasmin for aPAO, which provides incentives for qualified clinical testing expenses and, if approved, market exclusivity for seven years. In the fiscal year 2011, we incurred costs in the amount of €8.5 million in connection with this project.

•

Antithrombin. In 2008, we initiated research into the clinical efficacy of Antithrombin for use on cardiac surgery patients with cardiopulmonary bypass and for severe burn injuries. In June 2011 we concluded Phase II clinical trials and are currently evaluating the results of such trials in order to prepare for Phase III trials. We have not yet initiated clinical trials into the application of Antithrombin for severe burn injuries. We incurred costs in the amount of €0.5 million, €0.4 million and €0.4

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

million in connection with this project in the fiscal years 2011, 2010 and 2009, respectively. To date we have spent €1.4 million.

•

Fibrin Glue. We began clinical trials into the safety and efficacy of the use of Fibrin glue in vascular, organ and soft-tissue surgery in 2004. We are currently conducting (i) a Phase III clinical trial in the E.U. for the use of Fibrin glue in vascular surgery, (ii) a Phase II/III clinical trial in the U.S. for the use of Fibrin glue in organ surgery, and (iii) a Phase II/III clinical trial in the U.S. for the use of Fibrin glue in soft-tissue surgery. We anticipate initiating a Phase III clinical trial for the use of Fibrin glue in vascular surgery in the U.S. in 2012. We incurred costs in the amount of €4.3 million, €2.5 million and €3.0 million in connection with this project in the fiscal years 2011, 2010 and 2009, respectively. To date we have spent €20.7 million. We hold significant granted patents on the Fibrinogen and Thrombin production processes.

•

Albumin and IVIG. We are currently conducting Phase III clinical trials to demonstrate the efficacy of plasmapheresis with Albutein (5 and 20%) combined with Flebogamma DIF 5% for improving the cognitive status of patients with Alzheimer’s disease. We expect to increase the size of the current Phase III clinical trial to include 350 patients in Spain and in the U.S. We submitted an Investigational New Drug Application (“IND”) to the U.S. Food and Drug Administration (“FDA”) in April 2012. We incurred costs in the amount of €0.8 million, €0.9 million and €1.1 million in connection with this project in the fiscal years 2011, 2010 and 2009, respectively. To date we have spent €5.7 million. We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer disease.

All clinical trials involve risks and uncertainties. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. For a discussion of these unforeseen events, please see the disclosure under Item 3. Key Information “D. Risk Factors - Risks Relating to Our Business - We may not be able to commercialize products in development.” Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued. Each of our key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each of these projects.

In addition, we advise the Staff that we believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other R&D initiatives.

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

•

For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.

In response to the Staff’s comment No. 4, we will include tabular disclosure addressing R&D expense breakdowns and the number of project currently underway in our future Annual Reports on Form 20-F. We propose to include disclosure substantially similar to the following:

The following table reflects the composition of our total R&D expenses for each period presented.

	2009	2010	2011
	(in thousands of euros)
Plasmin in treating acute peripheral arterial occlusion	0	0	8,582
Antithrombin in coronary surgery and severe burns	438	415	461
Fibrin Glue in vascular, organ and soft-tissue surgery	3,014	2,453	4,326
Plasmapheresis with Albumin and IVIG for Alzheimer	1,052	877	845
Total Key Projects Expenses	4,505	3,745	14,214

Net R&D Capitalization/Amortization	(2,812)	(2,004)	(1,913)

Net R&D Key Projects	1,692	1,742	12,301

Discovery	2,838	4,152	6,592
Preclinical	821	1,049	3,420
Clinical	8,286	5,654	9,994
Post Commercialization Studies	3,678	3,532	7,896
Rest of projects	2,706	3,228	6,210

Other Bioscience R&D Projects	18,329	17,615	34,112

Bioscience core R&D (1)	4,233	8,653	27,247

Bioscience	24,254	28,010	73,660

Diagnostic	6,472	7,214	10,111

Hospital	1,781	2,304	2,047

Miscellaneous	2,881	3,128	3,543

Total R&D	35,387	40,656	89,360

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

(1) Bioscience core R&D expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

The following table reflects the total number of R&D projects in our Bioscience division by development phase as of the end of the period for each period presented.

Development Phase	2009	2010	2011
Discovery	26	26	24
Preclinical	4	4	4
Clinical	17	17	17
Post Commercialization Studies	3	4	7
Rest of projects	15	17	23

Total Bioscience R&D Projects	65	68	75

•

If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

We advise the Staff that we do not anticipate that future R&D expenditures and the allocation of such expenses by division will differ materially from historical levels and current trends. Historically, we have spent between 4% and 5% of our net revenues on R&D annually. We expect R&D expenditures to continue in this range in the near term. We also expect that projects within our Bioscience division will continue to comprise the majority of our R&D expenses.

•

For projects that are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, please tell us the following about each project, even if the R&D expenses incurred on the project has not been material, in order to provide insight into expected effects on future operations, financial position or liquidity. Please include:

¡	A description of the nature and its indication;

¡	The phase the project is in at the end of the reporting period and the month and year it entered that phase;

¡	Significant patents associated with the project and their expiration dates as well as other information about the exclusivity period related to the project;

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

¡

Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;

¡

Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined. If the extent and timing of these future events cannot be reliably determined, please tell us the facts and circumstances that prevent their determination.

We advise the Staff that management believes that the expected effect on results of operations or financial position from R&D projects that are not considered key projects (as set forth above) when completed will be insignificant.

Notes to Consolidated Financial Statements

(3) Business Combinations

(a) Talecris Biotherapeutics Holdings Corp. and subsidiaries, page F-18

5.	As the intangible asset for current marketed products is material, please provide us proposed disclosure to be included in future periodic reports to include the following information by product: their cost, accumulated amortization and weighted average amortization period. Please refer to paragraphs 118 and 119 of IFRS 38.

We advise the Staff that following our acquisition of Talecris in June 2011, “currently marketed products” (“CMPs”) includes only the acquired product Gamunex. Identifiable intangible assets corresponding to Gamunex have been recorded at fair value and have been classified under CMPs.

In response to the Staff’s comment No. 5 we will include disclosure substantially similar to the following in the notes to the consolidated financial statements to be included in our future Annual Reports on Form 20-F:

The total cost and accumulated amortization of intangible assets at the beginning and end of the period is as follows:

	Balance at 31/12/2010	Business Combinations	Additions	Translation differences	Balance at 31/12/2011
	(in thousands of euros)
Current marketed products (‘CMPs”)	0	832,871	0	94,558	927,429

Total cost of intangible assets	0	832,871	0	94,558	927,429
Accumulated amortization of CMPs	0	0	(16,648)	(1,385)	(18,033)
Total accumulated amortization of intangible assets	0	0	(16,648)	(1,385)	(18,033)

Carrying amount of intangible assets	0	832,871	(16,648)	93,173	909,396

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

The useful life of these intangible assets has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex upon the consummation of our acquisition of Talecris. The amortization method is straight line basis.

6.	Please tell us whether the intangible asset recorded for current marketed products represents a group of complementary intangible assets. If so, please tell us how the individual assets are complementary and confirm that they have similar useful lives. Please refer to paragraph 37 of IAS 38.

In accordance with paragraph 37 of IAS 38, in connection with a business combination the acquirer may recognize a group of complementary intangible assets as a single asset provided that the individual assets have similar useful lives.

The intangible assets recorded for our CMPs represents an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and the doctor- patient relationships related to Gamunex. We believe that each of these components is closely intertwined and complimentary. In addition, we believe they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex. Each of these individual assets has a similar useful life.

(6) Segment Reporting

(a) Operating segments, page F-39

7.	Please tell us how you concluded that the hemoderivatives group of products, which represents approximately 85% of net sales, includes products that are all similar enough to aggregate in compliance with paragraph 32 of IFRS 8.

We concluded that our hemoderivatives products are similar enough to aggregate in compliance with paragraph 31 of IFRS 8 because (1) all of these products are derived from human plasma and produced using similar processes, (2) the customers and the methods used to distribute these products are similar and (3) all of these products are subject to a similar regulatory approval process and on going regulatory environment.

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

(7) Goodwill

Impairment testing, page F-41

8.	We note that as a result of the acquisition of Talecris in 2011, the Group combines the CGUs allocated to the bioscience segment. Please confirm, if true, that this group of units represents the lowest level within the company at which goodwill is monitored for internal management purposes. Please refer to paragraph 80(a) of IAS 36.

Paragraph 80(a) of IAS 36 provides that for the purpose of impairment testing, goodwill acquired in a business combination must, from the acquisition date, be allocated to each of the acquirer’s cash-generating units (“CGUs”), or group of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are allocated to those CGUs. Each group of CGUs to which the goodwill is allocated must represent the lowest level at which the goodwill is monitored for internal management purposes and not be larger that an operating segment.

In connection with the acquisition of Talecris in June 2011, we allocated the related acquired goodwill to the group of CGUs comprising our Bioscience segment. We allocated the goodwill to these CGUs as a group because we expect substantial synergies to result from the acquisition of Talecris throughout our Bioscience segment. These synergies will result primary from the vertical integration of the businesses. As the synergies will benefit the Bioscience segment as a whole we could not allocate to individual CGUs.

In response to the Staff’s comment No. 8, we confirm that the group of CGU’s allocated to our Bioscience segment represents the lowest level at which goodwill is monitored for internal management purposes.

(8) Other Intangible Assets, page F-41

9.	Please provide us proposed disclosure to be included in future periodic reports to clarify the remaining amortization period for current marketed products. Refer to paragraph 122(b) of IAS 38.

In response to the Staff’s comment No. 9 we will include disclosure in our future Annual Reports on Form 20-F indicating the remaining amortization period for our CMPs. We propose to include disclosure substantially similar to the following:

As of December 31, 2011, the remaining useful life for current marketed products was 29 years and 5 months.

(27) Other Operating Income and Expenses, page F-65

Jim B. Rosenberg

United States Securities and Exchange Commission

June 11, 2012

10.	Please tell us why the amount of research and development expense of Euros 76.7 million differs from the Euros 89.4 million disclosed on page 81. Please also tell us whether personnel expenses for employees involved in research and development activities are included in the total amount of research and development expense disclosed.

The amount of R&D expenses reflected on page F-65 does not include the capitalization and amortization of R&D expenses as well as expenses related to our technical support departments. Technical support consists of departments whose resources are utilized for general organization support across the company including project management, medical affairs, regulatory licensing and quality assurance. All of these expenses are included in the €89.4 million amount disclosed on page 81. A reconciliation of these two figures in included below for your reference:

R&D	€76.7 million
Net capitalization R&D	€(0.4) million
Technical support department	€13.1 million
Total R&D	€89.4 million

In addition, we advise the Staff that both figures include personnel expenses for employees involved in R&D activities.

*    *    *    *    *    *     *

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

                Very truly yours,

/s/ Alfredo Arroyo

                Alfredo Arroyo

                Chief Financial Officer